June 28, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Kathleen Collins

Edwin Kim

Kathleen Krebs

Division of Corporation Finance

Re:	King Pubco, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed May 14, 2021

File No. 333-255121

Ladies and Gentlemen:

On behalf of our client, King Pubco, Inc. (“Pubco” or the “Registrant”), we submit this letter setting forth the responses of the Registrant to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 9, 2021 (the “Comment Letter”), with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by the Registrant on May 14, 2021 (“Registration Statement”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 to the Registration Statement.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and the Registrant is concurrently filing Amendment No. 2 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Registrant’s responses correspond to page numbers in Amendment No. 2 to the Registration Statement.

Certain Forecasted Financial Information for KORE, page 163

1.

We note your responses to prior comment 16 and 17 regarding your projected growth rates and the use of Total Connections and Go Forward Connections in determining these growth rates. Please incorporate your response to prior comment 16 in your discussion of revenue growth rate projections. Further, please clarify how the Total Connections and Go Forward Connections relate to your “devices” amounts referenced on page 215 and connections metrics on pages 232. Please explain whether Total Connections is the same metric as “Average Connection Count for the Year” and whether Go Forward Connections is a key metric upon which management relies, since it appears to be significant indicator of revenue growth for the financial forecasts.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 171 and 243.

Information about KORE

Business Model at Scale with Strong Profitability, page 220

2.	Please refer to prior comment 6. Please revise this section to also present the comparable GAAP measure of net loss before your presentation of adjusted EBITDA.

Response:

The Registrant acknowledges the Staff’s comment and has removed the disclosure.

KORE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 228

3.

We note your response to prior comment 21. Considering the importance of customer churn to your revenue, the impact customer churn may have on your business, as well as your focus on customer retention, cross selling and upselling to grow your business, please tell us what metrics management uses to evaluate your success in retaining your customers or expanding revenue within your existing customer base and revise to include a quantified discussion of such metrics. Refer to Section III.B of SEC Release No. 33-8350 and SEC Release No. 33-10751.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 243 to include an additional metric it has started tracking recently encompassing these areas. .

4.

We note your revised disclosure provided in response to prior comment 22. Please expand your disclosure to identify the impact your transformation plan has had, if material, and is expected to have on your operating results. For example, your plan appears to be focused on growing your IoT revenues. Discuss the expected impact that a shift in the mix of revenues to IoT is expected to have compared to your historical results, both in terms of the mix of revenue and the related cost of revenues. Refer to Item 303 of Regulation S-K.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 239 to include the impact of the implementation of the transformation plan.

5.

We note from your risk factor disclosure that most major carriers in the U.S. have announced intentions to phase out 2G and 3G networks by the end of 2022 and European carriers intend to phase out by 2025. As this appears to be a known uncertainty that is reasonably likely to cause reported financial information not to be necessarily indicative of future operating results, please revise to disclose this anticipated phase out, the timeframe over which it will occur and the approximate number of connections remaining on these networks. Discuss the impact that any lost revenue or migration to lower priced LTE plans is reasonably expected to have on your results of operations.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 241.

Results of Operations for the Years Ended December 31, 2020 and 2019, page 232

6.

We note your revised disclosures provided in response to prior comment 23 where you state that connectivity revenue growth was driven by the organic growth of your IoT customers and new customers acquired of $19.2 million. Please revise to separately quantify the impact on revenue growth from both new and existing customers.

Response:

The Registrant acknowledges the Staff’s comment and has added additional disclosure on page 244 itemizing the impact of new and existing customers on revenue growth.

Liquidity and Capital Resources, page 234

7.

Please refer to prior comment 24. Please revise to provide the requested disclosure for all of your future liquidity and capital resource requirements. In this regard, you do not include a discussion of your long term debt due after 2021. Ensure your disclosure addresses the anticipated source of funds needed to satisfy such obligation and any reasonably likely material changes in the mix and relative cost of such resources. Refer to Item 303(b)(1) of Regulation S-K.

Response:

The Registrant acknowledges the Staff’s comment and has added additional disclosure on pages 247 to 250 specifying the anticipated source of funds to satisfy funding requirements after 2021.

Unaudited Pro Forma Combined Financial Information

Introduction, page 256

8.

Please refer to prior comment 29. Disclose whether either CTAC or KORE intend to waive the minimum cash requirement. If so, please revise to provide additional pro forma information that gives effect to additional redemptions. Refer to Article 11-02(a)(10) of Regulation S-X.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 12, 15, 60, 63, 177, 275, 305 and elsewhere in the Registration Statement to clarify that as of the date of the Registration Statement, neither CTAC nor KORE intends to waive the minimum cash condition. In the event the minimum cash condition is waived, CTAC intends to notify its shareholders promptly by issuing a press release. The Registrant has also included disclosure regarding the backstop financing that may be obtained by KORE to ensure that the minimum cash condition will be satisfied. The proposed terms of such backstop financing can be found on pages 37 and 145.

Beneficial Ownership of Securities, page 286

9.	Please disclose the natural persons that hold voting and/or investment power over the units beneficially owned by entities for both KORE and CTAC.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 307 to disclose the natural persons that hold voting and/or investment power over the units beneficially owned by entities for both KORE and CTAC.

Maple Holdings Inc. Audited Financial Statements

Consolidated Statements of Operations, page F-32

10.

We note your response to prior comment 32. Given the ancillary nature of your hardware, it would appear that separate presentation of your product revenue and cost of product revenue provides relevant information to investors. Further, although you consider hardware to be ancillary, sales of hardware appear to have significantly contributed to the increase in revenue during fiscal year 2020 even when considering the offsetting factors impacting connectivity revenue. Please revise management’s discussion and analysis to explain the reasons for the comparatively significant increase in hardware sales and disclose whether you expect this trend to continue.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 244 to add commentary on the reasons for the increase in hardware sales which are a part of IoT Solutions.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-37

11.

We note your revised disclosure provided in response to prior comment 36. Since you consider your hardware arrangements to be separate contracts and as you have customers who only purchase connectivity services, please tell us whether you have observable evidence of prices for these products and services when they are sold separately. If so, explain why you use market prices to determine standalone selling price for your hardware and cost plus margin for your connectivity services. Refer to ASC 606-10-32- 32.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page F-58 to provide additional clarity.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Neil Whoriskey at (212) 530-5933.

Very truly yours,

/s/ Neil Whoriskey
Neil Whoriskey

cc:	Nicholas Robinson, King Pubco, Inc.

Michael Palmer, Cerberus Telecom Acquisition Corp.

Christopher Holt, Cerberus Capital Management, L.P.

Jake Hansen, Cerberus Capital Management, L.P.

Romil Bahl, KORE Wireless Group

Puneet Pamnani, KORE Wireless Group

Jennifer Lee, Kirkland & Ellis LLP

5